UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 30 June 2016

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-208478 AND 333-208478-01) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries

Form 6-K for the period ended 30 June 2016(a)

(a)	In this Form 6-K, references to the first half 2016 and first half 2015 refer to the six-month periods ended 30 June 2016 and 30 June 2015 respectively. References to second quarter 2016 and second quarter 2015 refer to the three-month periods ended 30 June 2016 and 30 June 2015 respectively.
(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2015.

Group results second quarter and half year 2016

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
62,051	46,442	Sales and other operating revenues	84,954	117,570

(5,823)	(1,419)	Profit (loss) for the period(a)	(2,002)	(3,221)
(627)	(1,188)	Inventory holding (gains) losses*	(1,056)	(1,383)
184	360	Taxation charge (credit) on inventory holding gains and losses	326	441

(6,266)	(2,247)	Replacement cost profit (loss)*	(2,732)	(4,163)
11,314	5,518	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*, before tax	6,928	11,971
(3,735)	(2,551)	Taxation charge (credit) on non-operating items and fair value accounting effects	(2,944)	(3,918)

1,313	720	Underlying replacement cost profit*	1,252	3,890

(31.83)	(7.60)	Profit (loss) per ordinary share (cents)	(10.78)	(17.62)
(1.91)	(0.46)	Profit (loss) per ADS (dollars)	(0.65)	(1.06)
(34.25)	(12.03)	Replacement cost profit (loss) per ordinary share (cents)	(14.71)	(22.77)
(2.05)	(0.72)	Replacement cost profit (loss) per ADS (dollars)	(0.88)	(1.37)
7.17	3.85	Underlying replacement cost profit per ordinary share (cents)	6.73	21.27
0.43	0.23	Underlying replacement cost profit per ADS (dollars)	0.40	1.28

•	BP’s loss for the second quarter and half year was $1,419 million and $2,002 million respectively, compared with a loss of $5,823 million and $3,221 million for the same periods a year ago. Replacement cost (RC) loss for the second quarter was $2,247 million, compared with a loss of $6,266 million a year ago. After adjusting for a net charge for non-operating items of $2,819 million and net unfavourable fair value accounting effects of $148 million (both on a post-tax basis), underlying RC profit for the second quarter was $720 million, compared with $1,313 million for the same period in 2015. For the half year, RC loss was $2,732 million, compared with a loss of $4,163 million a year ago. After adjusting for a net charge for non-operating items of $3,597 million and net unfavourable fair value accounting effects of $387 million (both on a post-tax basis), underlying RC profit for the half year was $1,252 million, compared with $3,890 million for the same period in 2015. The lower result arises mainly due to the impact of lower oil and gas realizations on the Upstream result. Non-operating items include a restructuring charge of $68 million for the quarter and $414 million for the half year. Cumulative restructuring charges from the beginning of the fourth quarter 2014 totalled $1.9 billion by the end of the second quarter 2016.

•	All amounts, including finance costs, relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a net pre-tax charge of $5,229 million for the second quarter and $6,146 million for the half year. As announced on 14 July 2016, following significant progress in resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill, a reliable estimate has now been determined for all remaining material liabilities arising from the incident, and a charge has been recorded this quarter. For further information on the Gulf of Mexico oil spill and its consequences see page 11 and Note 2 on page 17. See also Legal proceedings on page 38.

•	Net cash provided by operating activities for the second quarter and half year was $3.9 billion and $5.8 billion respectively, compared with $6.3 billion and $8.1 billion for the same periods in 2015.

•	Gross debt at 30 June 2016 was $55.7 billion compared with $57.1 billion a year ago. The ratio of gross debt to gross debt plus equity at 30 June 2016 was 37.2%, compared with 34.7% a year ago. Net debt* at 30 June 2016 was $30.9 billion, compared with $24.8 billion a year ago. The net debt ratio* at 30 June 2016 was 24.7%, compared with 18.8% a year ago. Net debt and the net debt ratio are non-GAAP measures. See page 24 for more information.

•	Capital expenditure on an accruals basis* for the second quarter was $4.2 billion, of which organic capital expenditure* was $3.9 billion, compared with $4.7 billion for the same period in 2015, of which organic capital expenditure was $4.5 billion. For the half year, capital expenditure on an accruals basis was $8.1 billion, of which organic capital expenditure was $7.9 billion, compared with $9.1 billion for the same period in 2015, of which organic capital expenditure was $8.9 billion. See page 31 for further information.

•	Disposal proceeds, as per the cash flow statement, were $0.4 billion for the second quarter and $1.6 billion for the half year, compared with $0.5 billion and $2.3 billion for the same periods in 2015. In addition, $0.3 billion was received in the second quarter in relation to the sale of approximately 11.5% from our shareholding in Castrol India Limited.

•	BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 16 September 2016. The corresponding amount in sterling will be announced on 6 September 2016. See page 23 for further information.

*	For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 35.
(a)	Profit attributable to BP shareholders.

The commentaries above and following should be read in conjunction with the cautionary statement on page 40.

Group headlines (continued)

•	The effective tax rate (ETR) on the loss for the second quarter and half year was 59% and 54% respectively, compared with 33% and 51% for the same periods in 2015. The ETR on RC loss for the second quarter and half year was 51% and 49% respectively, compared with 33% and 47% for the same periods in 2015. Further to recording a charge for all remaining material liabilities relating to the Gulf of Mexico oil spill, the overall tax position was reviewed and the tax credit for the quarter reflects tax on the charge taken and other positive tax adjustments, all of which have been treated as non-operating items. Adjusting for non-operating items, fair value accounting effects and a one-off adjustment as a result of the reduction in the rate of the UK North Sea supplementary charge in the first quarter 2015, the underlying ETR in the second quarter and half year was 21% and 20% respectively, compared with 35% and 28% for the same periods in 2015. The underlying ETR for the half year is lower than a year ago mainly due to changes in the mix of profits and foreign exchange effects.

Analysis of RC profit (loss) before interest and tax

and reconciliation to profit (loss) for the period

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		RC profit (loss) before interest and tax*
228	(109)	Upstream	(1,314)	600
1,628	1,405	Downstream	3,285	3,711
510	246	Rosneft	312	693
(11,202)	(5,525)	Other businesses and corporate(a)	(6,599)	(11,833)
(39)	(121)	Consolidation adjustment – UPII*	(81)	(168)

(8,875)	(4,104)	RC profit (loss) before interest and tax	(4,397)	(6,997)
(364)	(460)	Finance costs and net finance expense relating to pensions and other post-retirement benefits	(900)	(722)
3,013	2,346	Taxation on a RC basis	2,619	3,645
(40)	(29)	Non-controlling interests	(54)	(89)

(6,266)	(2,247)	RC profit (loss) attributable to BP shareholders	(2,732)	(4,163)

627	1,188	Inventory holding gains (losses)	1,056	1,383
(184)	(360)	Taxation (charge) credit on inventory holding gains and losses	(326)	(441)

(5,823)	(1,419)	Profit (loss) for the period attributable to BP shareholders	(2,002)	(3,221)

(a)	Includes costs related to the Gulf of Mexico oil spill. See page 11 and also Note 2 on page 17 for further information on the accounting for the Gulf of Mexico oil spill.

Analysis of underlying RC profit before interest and tax

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Underlying RC profit before interest and tax*
494	29	Upstream	(718)	1,098
1,867	1,513	Downstream	3,326	4,025
510	246	Rosneft	312	693
(401)	(376)	Other businesses and corporate	(554)	(691)
(39)	(121)	Consolidation adjustment – UPII	(81)	(168)

2,431	1,291	Underlying RC profit before interest and tax	2,285	4,957
(356)	(337)	Finance costs and net finance expense relating to pensions and other post-retirement benefits	(654)	(705)
(722)	(205)	Taxation on an underlying RC basis	(325)	(273)
(40)	(29)	Non-controlling interests	(54)	(89)

1,313	720	Underlying RC profit attributable to BP shareholders	1,252	3,890

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 6-11 for the segments.

Upstream

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
11,036	8,176	Sales and other operating revenues(a)	15,607	22,666

225	(24)	Profit (loss) before interest and tax	(1,260)	615
3	(85)	Inventory holding (gains) losses*	(54)	(15)

228	(109)	RC profit (loss) before interest and tax	(1,314)	600
266	138	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*	596	498

494	29	Underlying RC profit (loss) before interest and tax*(b)	(718)	1,098

(a)	Includes sales to other segments.
(b)	See page 7 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

Sales and other operating revenues for the second quarter and half year were $8 billion and $16 billion respectively, compared with $11 billion and $23 billion for the corresponding periods in 2015. For the second quarter, revenues were lower mainly due to lower realizations and lower gas marketing and trading revenues. For the half year, the reduction was mainly due to lower realizations and lower gas marketing and trading revenues, partially offset by higher volumes.

The replacement cost loss before interest and tax for the second quarter and half year was $109 million and $1,314 million respectively, compared with a profit of $228 million and $600 million for the same periods in 2015. The second quarter and half year included a net non-operating gain of $7 million and a charge of $348 million respectively, compared with a net non-operating charge of $236 million and $478 million for the same periods a year ago. Fair value accounting effects in the second quarter and half year had an unfavourable impact of $145 million and $248 million respectively, compared with an unfavourable impact of $30 million and $20 million in the same periods of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax for the second quarter and half year was a profit of $29 million and a loss of $718 million respectively, compared with a profit of $494 million and $1,098 million for the same periods in 2015. The result for the second quarter and half year reflected lower liquids and gas realizations partly offset by lower costs reflecting the benefits of simplification and efficiency activities, lower rig cancellation costs, lower exploration write-offs, and lower depreciation, depletion and amortization expense.

Production

Production for the quarter was 2,090mboe/d, 1.0% lower than the second quarter of 2015. Underlying production* for the quarter increased by 1.5% mainly due to lower seasonal turnaround activity. For the first half, production was 2,259mboe/d, 2.3% higher than in the same period of 2015. First-half underlying production was broadly flat compared to first half 2015.

Key events

On 16 May BP announced it has doubled its interest in the Culzean development in the UK Central North Sea to 32%, following its acquisition of an additional interest from JX Nippon.

On 24 May BP and the State Oil Company of the Republic of Azerbaijan signed a memorandum of understanding to jointly explore potential prospects in Block D230 in the North Absheron basin in the Azerbaijan sector of the Caspian Sea.

On 25 May BP announced the start-up of a major water injection project at its Thunder Horse platform in the US Gulf of Mexico. The project will increase recovery of oil and natural gas from one of the field’s three main reservoirs.

On 9 June BP announced a gas discovery from the Baltim SW-1 exploration well in the Baltim South Development lease (BP 50% and Eni 50%, operator) in the East Nile Delta.

On 10 June BP and Det norske oljeselskap announced the creation of Aker BP ASA, an independent oil and gas company. Under the terms of the proposed transaction, the BP Norge and Det norske businesses will combine and be renamed Aker BP ASA which will be independently operated and listed on the Oslo Stock Exchange. Aker BP will be owned by current Det norske shareholder Aker (40%), other Det norske shareholders (30%) and BP (30%).

On 17 June BP and Rosneft signed final binding agreements, subject to regulatory approval, to create a new joint venture, Yermak Neftegaz LLC (Rosneft 51% and BP 49%). The joint venture will conduct onshore exploration within two Areas of Mutual Interest (AMIs) in the West Siberian and Yenisey-Khatanga basins in the Russian Federation, which cover a combined area of about 260,000 square kilometres.

On 20 June BP announced that together with the Egyptian Natural Gas Holding Company (EGAS), it has sanctioned development of the Atoll Phase One project, an early production scheme that will bring gas to the Egyptian domestic market, due to start in the first half of 2018. BP has a 100% interest in the concession.

In July BP, on behalf of Tangguh production-sharing agreement* (PSA) partners, announced the final investment decision has been approved for the development of the Tangguh expansion project in the Papua Barat province of Indonesia. The project will add a third LNG process train (Train 3), two offshore platforms, 13 new production wells, an expanded LNG loading facility, and supporting infrastructure.

This builds on the progress announced in our first-quarter results, which comprised the following: BP acquired interests in exploration licences in the Flemish Pass Basin offshore of Newfoundland, Canada; BP was awarded acreage in Norway at Skarv with partners Statoil, PGNiG and E.ON; BP and Oman Oil signed a heads of agreement with the government of the Sultanate of Oman, in relation to block 61; In Salah Gas, a Sonatrach, BP and Statoil joint venture, started up its Southern Fields project in Algeria; an exploration discovery was announced on the Nooros East prospect in Egypt, by the operator Eni who has tied it back for production; BP signed a framework agreement with Kuwait Petroleum Corporation to enhance

Upstream

recovery of existing oil and gas resources and explore possible other joint opportunities; BP and China National Petroleum Corporation signed a PSA for shale gas exploration, development and production in China; BP completed evaluation of the Kepler 3 discovery in the Gulf of Mexico with the aim to start production later this year; the Point Thomson project in Alaska, US, began production.

Outlook

Looking ahead, we expect third-quarter reported production to be lower than the second quarter due to seasonal turnaround and maintenance activities and the impact of the plant outage at the Enterprise Pascagoula gas processing plant in the Gulf of Mexico.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Underlying RC profit (loss) before interest and tax
(66)	(305)	US	(972)	(611)
560	334	Non-US	254	1,709

494	29		(718)	1,098

		Non-operating items
(135)	(57)	US	(220)	(203)
(101)	64	Non-US	(128)	(275)

(236)	7		(348)	(478)

		Fair value accounting effects
(55)	(57)	US	(90)	(58)
25	(88)	Non-US	(158)	38

(30)	(145)		(248)	(20)

		RC profit (loss) before interest and tax
(256)	(419)	US	(1,282)	(872)
484	310	Non-US	(32)	1,472

228	(109)		(1,314)	600

		Exploration expense
194	48	US	160	272
708	302	Non-US(a)	444	802

902	350		604	1,074

806	260	Of which: Exploration expenditure written off(a)	421	898

		Production (net of royalties)(b)
		Liquids* (mb/d)
334	401	US	402	362
147	117	Europe	122	130
631	584	Rest of World	731	692

1,111	1,102		1,255	1,184

169	176	Of which equity-accounted entities	173	170

		Natural gas (mmcf/d)
1,477	1,666	US	1,634	1,497
281	238	Europe	263	273
4,046	3,829	Rest of World	3,924	4,176

5,805	5,733		5,822	5,945

460	497	Of which equity-accounted entities	482	450

		Total hydrocarbons* (mboe/d)
588	688	US	684	621
196	158	Europe	168	177
1,328	1,244	Rest of World	1,408	1,412

2,112	2,090		2,259	2,209

249	262	Of which equity-accounted entities	256	247

		Average realizations*(c)
56.69	44.99	Total liquids(d) ($/bbl)	34.63	51.49
3.80	2.66	Natural gas ($/mcf)	2.75	4.12
40.04	30.63	Total hydrocarbons ($/boe)	26.24	38.47

(a)	Second quarter and first half 2015 include a $432-million write-off in Libya.
(b)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(c)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(d)	Includes condensate, natural gas liquids and bitumen.

Because of rounding, some totals may not agree exactly with the sum of their component parts.

Downstream

Second	Second		First	First
quarter	quarter		half	half
2015	2016	$ million	2016	2015
56,737	42,809	Sales and other operating revenues(a)	77,361	106,185

2,234	2,463	Profit (loss) before interest and tax	4,246	5,017
(606)	(1,058)	Inventory holding (gains) losses*	(961)	(1,306)

1,628	1,405	RC profit before interest and tax	3,285	3,711
239	108	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*	41	314

1,867	1,513	Underlying RC profit before interest and tax*(b)	3,326	4,025

(a)	Includes sales to other segments.
(b)	See page 9 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

Sales and other operating revenues for the second quarter and half year were $43 billion and $77 billion respectively, compared with $57 billion and $106 billion for the corresponding periods in 2015. The reduction in the second quarter and half year was mainly due to lower oil prices, partially offset by higher sales volumes.

The replacement cost profit before interest and tax for the second quarter and first half was $1,405 million and $3,285 million respectively, compared with $1,628 million and $3,711 million for the same periods in 2015.

The 2016 results include a net non-operating charge of $37 million for the second quarter and a net non-operating gain of $249 million for the half year, compared with a net non-operating charge of $122 million and $85 million for the same periods in 2015 (see pages 9 and 32 for further information on non-operating items). Fair value accounting effects had unfavourable impacts of $71 million for the second quarter and $290 million for the half year, compared with unfavourable impacts of $117 million and $229 million in the same periods of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the second quarter and half year was $1,513 million and $3,326 million respectively, compared with $1,867 million and $4,025 million for the same periods in 2015.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 9.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $1,011 million for the second quarter and $2,327 million for the half year, compared with $1,394 million and $3,190 million for the same periods in 2015. The results for the quarter and half year reflect a significantly weaker refining environment, partially offset by lower costs from simplification and efficiency programmes, increased fuels marketing performance and strong refining operations. The half-year result was also impacted by a lower contribution from supply and trading, particularly in the first quarter.

During the first quarter of 2016 we completed the divestment of several non-strategic midstream assets in the US and Europe.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $412 million for the quarter and $796 million for the half year, compared with $397 million and $742 million for the same periods in 2015. The quarter and half-year results reflect continued strong performance in growth markets and premium brands and lower costs from simplification and efficiency programmes. These factors contributed to a growth of more than 10% in the half-year underlying replacement cost profit before interest and tax, which was partially offset by adverse foreign exchange impacts.

During the second quarter of 2016 we sold approximately 11.5% from our 71% shareholding in Castrol India Limited.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $90 million for the second quarter and $203 million for the half year, compared with $76 million and $93 million for the same periods in 2015. The result for the half year reflects stronger operations and margin optimization in a petrochemicals environment similar to the same period in 2015.

During the first quarter of 2016 we completed the sale of our Decatur petrochemicals complex in Alabama, US.

Outlook

In the third quarter we expect turnaround activity to remain high, at a similar level to the second quarter, and that industry refining margins will continue to be under significant pressure.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

Downstream

Second	Second		First	First
quarter	quarter		half	half
2015	2016	$ million	2016	2015
		Underlying RC profit before interest and tax - by region
576	386	US	926	1,237
1,291	1,127	Non-US	2,400	2,788

1,867	1,513		3,326	4,025

		Non-operating items
63	17	US	130	59
(185)	(54)	Non-US	119	(144)

(122)	(37)		249	(85)

		Fair value accounting effects
(48)	(78)	US	(165)	(175)
(69)	7	Non-US	(125)	(54)

(117)	(71)		(290)	(229)

		RC profit before interest and tax
591	325	US	891	1,121
1,037	1,080	Non-US	2,394	2,590

1,628	1,405		3,285	3,711

		Underlying RC profit before interest and tax - by business(a)(b)
1,394	1,011	Fuels	2,327	3,190
397	412	Lubricants	796	742
76	90	Petrochemicals	203	93

1,867	1,513		3,326	4,025

		Non-operating items and fair value accounting effects(c)
(152)	(93)	Fuels	(38)	(212)
(87)	(3)	Lubricants	(4)	(101)
—	(12)	Petrochemicals	1	(1)

(239)	(108)		(41)	(314)

		RC profit before interest and tax(a)(b)
1,242	918	Fuels	2,289	2,978
310	409	Lubricants	792	641
76	78	Petrochemicals	204	92

1,628	1,405		3,285	3,711

19.4	13.8	BP average refining marker margin (RMM)* ($/bbl)	12.2	17.3

		Refinery throughputs (mb/d)
622	668	US	683	623
810	805	Europe	806	807
224	231	Rest of World	235	274

1,656	1,704		1,724	1,704

94.0	95.7	Refining availability* (%)	95.3	94.1

		Marketing sales of refined products (mb/d)
1,145	1,115	US	1,093	1,122
1,160	1,170	Europe	1,157	1,167
465	515	Rest of World(d)	502	479

2,770	2,800		2,752	2,768
2,753	2,875	Trading/supply sales of refined products(d)	2,843	2,706

5,523	5,675	Total sales volumes of refined products	5,595	5,474

		Petrochemicals production (kte)
946	558	US	1,454	1,851
852	909	Europe	1,901	1,824
1,898	1,967	Rest of World	3,876	3,561

3,696	3,434		7,231	7,236

(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.
(d)	Comparative periods in 2015 include a minor reclassification between Marketing sales in Rest of World and Trading/supply sales of refined products.

Rosneft

Second	Second		First	First
quarter	quarter		half	half
2015	2016(a)	$ million	2016(a)	2015
534	291	Profit before interest and tax(b)	353	755
(24)	(45)	Inventory holding (gains) losses*	(41)	(62)

510	246	RC profit before interest and tax	312	693
—	—	Net charge (credit) for non-operating items*	—	—

510	246	Underlying RC profit before interest and tax*	312	693

Replacement cost profit before interest and tax and underlying replacement cost profit before interest and tax for the second quarter and half year was $246 million and $312 million respectively, compared with $510 million and $693 million for the same periods in 2015. There were no non-operating items in the second quarter and half year of either year.

Compared with the same period last year, the result for the second quarter was primarily affected by lower oil prices. For the half year, the result was primarily affected by lower oil prices, partially offset by favourable foreign exchange effects.

BP’s two nominees, Bob Dudley and Guillermo Quintero, were re-elected to Rosneft’s board by the annual general meeting (AGM) on 15 June. The AGM also adopted a resolution to pay dividends of 11.75 roubles per ordinary share. BP expects to receive a dividend in relation to the 2015 annual results of approximately $335 million, after the deduction of withholding tax and subject to fluctuations in foreign exchange.

Second quarter 2015	Second quarter 2016(a)		First half 2016(a)	First half 2015
		Production (net of royalties) (BP share)
815	812	Liquids* (mb/d)	810	815
1,172	1,266	Natural gas (mmcf/d)	1,274	1,198
1,017	1,030	Total hydrocarbons* (mboe/d)	1,029	1,022

(a)	The operational and financial information of the Rosneft segment for the second quarter and first half of the year is based on preliminary operational and financial results of Rosneft for the six months ended 30 June 2016. Actual results may differ from these amounts.
(b)	The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the second quarter and first half 2016, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP’s share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

Other businesses and corporate

Second	Second		First	First
quarter	quarter		half	half
2015	2016	$ million	2016	2015
512	422	Sales and other operating revenues(a)	818	940

		Profit (loss) before interest and tax
(10,747)	(5,106)	Gulf of Mexico oil spill	(5,900)	(11,070)
(455)	(419)	Other	(699)	(763)

(11,202)	(5,525)	Profit (loss) before interest and tax	(6,599)	(11,833)
—	—	Inventory holding (gains) losses*	—	—

(11,202)	(5,525)	RC profit (loss) before interest and tax	(6,599)	(11,833)
		Net charge (credit) for non-operating items*
10,747	5,106	Gulf of Mexico oil spill	5,900	11,070
54	43	Other	145	72

10,801	5,149	Net charge (credit) for non-operating items	6,045	11,142

(401)	(376)	Underlying RC profit (loss) before interest and tax*	(554)	(691)

		Underlying RC profit (loss) before interest and tax
(144)	(109)	US	(219)	(206)
(257)	(267)	Non-US	(335)	(485)

(401)	(376)		(554)	(691)

		Non-operating items
(10,757)	(5,136)	US	(5,984)	(11,081)
(44)	(13)	Non-US	(61)	(61)

(10,801)	(5,149)		(6,045)	(11,142)

		RC profit (loss) before interest and tax
(10,901)	(5,245)	US	(6,203)	(11,287)
(301)	(280)	Non-US	(396)	(546)

(11,202)	(5,525)		(6,599)	(11,833)

(a)	Includes sales to other segments.

Other businesses and corporate comprises biofuels and wind businesses, shipping, treasury (which includes interest income on the group’s cash and cash equivalents), corporate activities including centralized functions, and the costs of the Gulf of Mexico oil spill.

Financial results

The replacement cost loss before interest and tax for the second quarter and half year was $5,525 million and $6,599 million respectively, compared with $11,202 million and $11,833 million for the same periods in 2015.

The second-quarter result included a net non-operating charge of $5,149 million, primarily relating to costs for the Gulf of Mexico oil spill, compared with a net charge of $10,801 million a year ago. Following significant progress in resolving outstanding claims, a reliable estimate has now been determined for all remaining material liabilities associated with the incident. The second-quarter charge reflects the recognition of additional provisions for these claims, including the cost of all remaining business economic loss claims under the 2012 Plaintiffs’ Steering Committee (PSC) settlement and the cost of resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. The second-quarter 2015 charge reflected a $9.8-billion charge associated with the settlement agreements signed in July 2015. For further information see Note 2 on page 17. For the half year, the net non-operating charge was $6,045 million, compared with a net non-operating charge of $11,142 million a year ago.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the second quarter and half year was $376 million and $554 million respectively, compared with $401 million and $691 million for the same periods in 2015. The half-year result reflects lower corporate costs and favourable foreign exchange impacts.

Gulf of Mexico oil spill

As previously disclosed, on 4 April 2016 the federal district court approved the Consent Decree between the United States, the Gulf states and BP which resolves all United States and Gulf states’ natural resource damages claims and Clean Water Act penalty claims, and certain other claims.

For further information see Note 2 on page 17 and Legal proceedings on page 38.

Biofuels

The net ethanol-equivalent production (which includes ethanol and sugar) for the second quarter was 283 million litres, compared with 247 million litres for the same period 2015.

Wind

Net wind generation capacity*(a) was 1,477MW at 30 June 2016 compared with 1,588MW at 30 June 2015. BP’s net share of wind generation for the second quarter and half year was 1,060GWh and 2,407GWh respectively, compared with 1,150GWh and 2,277GWh for the same periods in 2015.

(a)	Capacity figures include 23MW in the Netherlands managed by our Downstream segment at 30 June 2016, and 32MW at 30 June 2015.

Financial statements

Group income statement

Second	Second		First	First
quarter	quarter		half	half
2015	2016	$ million	2016	2015
62,051	46,442	Sales and other operating revenues (Note 5)	84,954	117,570
156	274	Earnings from joint ventures – after interest and tax	303	260
670	380	Earnings from associates – after interest and tax	522	1,032
195	101	Interest and other income	246	315
133	79	Gains on sale of businesses and fixed assets	417	271

63,205	47,276	Total revenues and other income	86,442	119,448
46,153	32,752	Purchases	59,355	85,412
17,185	10,446	Production and manufacturing expenses(a)	16,965	24,185
173	258	Production and similar taxes (Note 6)	272	535
3,765	3,637	Depreciation, depletion and amortization	7,367	7,601
286	52	Impairment and losses on sale of businesses and fixed assets	65	483
902	350	Exploration expense	604	1,074
2,989	2,697	Distribution and administration expenses	5,155	5,772

(8,248)	(2,916)	Profit (loss) before interest and taxation	(3,341)	(5,614)
289	414	Finance costs(a)	808	570
75	46	Net finance expense relating to pensions and other post-retirement benefits	92	152

(8,612)	(3,376)	Profit (loss) before taxation	(4,241)	(6,336)
(2,829)	(1,986)	Taxation(a)	(2,293)	(3,204)

(5,783)	(1,390)	Profit (loss) for the period	(1,948)	(3,132)

		Attributable to
(5,823)	(1,419)	BP shareholders	(2,002)	(3,221)
40	29	Non-controlling interests	54	89

(5,783)	(1,390)		(1,948)	(3,132)

		Earnings per share (Note 7)
		Profit (loss) for the period attributable to
		BP shareholders
		Per ordinary share (cents)
(31.83)	(7.60)	Basic	(10.78)	(17.62)
(31.83)	(7.60)	Diluted	(10.78)	(17.62)
		Per ADS (dollars)
(1.91)	(0.46)	Basic	(0.65)	(1.06)
(1.91)	(0.46)	Diluted	(0.65)	(1.06)

(a)	See Note 2 for information on the impact of the Gulf of Mexico oil spill on these income statement line items.

Financial statements (continued)

Group statement of comprehensive income

Second	Second		First	First
quarter	quarter		half	half
2015	2016	$ million	2016	2015
(5,783)	(1,390)	Profit (loss) for the period	(1,948)	(3,132)

		Other comprehensive income
		Items that may be reclassified subsequently to profit or loss
698	(35)	Currency translation differences	839	(914)
		Exchange gains (losses) on translation of foreign operations reclassified to gain or loss on sale of
16	—	businesses and fixed assets	6	16
1	—	Available-for-sale investments	—	1
128	(289)	Cash flow hedges marked to market	(351)	(84)
81	16	Cash flow hedges reclassified to the income statement	39	155
4	6	Cash flow hedges reclassified to the balance sheet	19	9
329	197	Share of items relating to equity-accounted entities, net of tax	487	249
(92)	80	Income tax relating to items that may be reclassified	(6)	32

1,165	(25)		1,033	(536)

		Items that will not be reclassified to profit or loss
2,688	(1,763)	Remeasurements of the net pension and other post-retirement benefit liability or asset	(2,985)	2,120
(754)	592	Income tax relating to items that will not be reclassified	994	(596)

1,934	(1,171)		(1,991)	1,524

3,099	(1,196)	Other comprehensive income	(958)	988

(2,684)	(2,586)	Total comprehensive income	(2,906)	(2,144)

		Attributable to
(2,732)	(2,604)	BP shareholders	(2,955)	(2,219)
48	18	Non-controlling interests	49	75

(2,684)	(2,586)		(2,906)	(2,144)

Financial statements (continued)

Group statement of changes in equity

$ million	BP shareholders’ equity	Non-controlling interests	Total equity
At 1 January 2016	97,216	1,171	98,387

Total comprehensive income	(2,955)	49	(2,906)
Dividends	(2,268)	(52)	(2,320)
Share-based payments, net of tax	447	—	447
Share of equity-accounted entities’ change in equity, net of tax	65	—	65
Transactions involving non-controlling interests	221	214	435

At 30 June 2016	92,726	1,382	94,108

$ million	BP shareholders’ equity	Non-controlling interests	Total equity
At 1 January 2015	111,441	1,201	112,642

Total comprehensive income	(2,219)	75	(2,144)
Dividends	(3,400)	(42)	(3,442)
Share-based payments, net of tax	300	—	300
Share of equity-accounted entities’ change in equity, net of tax	(3)	—	(3)
Transactions involving non-controlling interests	—	(2)	(2)

At 30 June 2015	106,119	1,232	107,351

Financial statements (continued)

Group balance sheet

	30 June	31 December
$ million	2016	2015
Non-current assets
Property, plant and equipment	125,946	129,758
Goodwill	11,288	11,627
Intangible assets	18,444	18,660
Investments in joint ventures	8,324	8,412
Investments in associates	11,221	9,422
Other investments	1,002	1,002

Fixed assets	176,225	178,881
Loans	500	529
Trade and other receivables	2,193	2,216
Derivative financial instruments	5,286	4,409
Prepayments	1,020	1,003
Deferred tax assets	4,573	1,545
Defined benefit pension plan surpluses	774	2,647

	190,571	191,230

Current assets
Loans	242	272
Inventories	16,398	14,142
Trade and other receivables	22,672	22,323
Derivative financial instruments	2,934	4,242
Prepayments	1,941	1,838
Current tax receivable	374	599
Other investments	107	219
Cash and cash equivalents	23,517	26,389

	68,185	70,024
Assets classified as held for sale (Note 3)	4,380	578

	72,565	70,602

Total assets	263,136	261,832

Current liabilities
Trade and other payables	36,561	31,949
Derivative financial instruments	2,139	3,239
Accruals	4,918	6,261
Finance debt	5,120	6,944
Current tax payable	1,310	1,080
Provisions	5,637	5,154

	55,685	54,627
Liabilities directly associated with assets classified as held for sale (Note 3)	2,525	97

	58,210	54,724

Non-current liabilities
Other payables	13,870	2,910
Derivative financial instruments	4,268	4,283
Accruals	502	890
Finance debt	50,607	46,224
Deferred tax liabilities	7,797	9,599
Provisions	23,693	35,960
Defined benefit pension plan and other post-retirement benefit plan deficits	10,081	8,855

	110,818	108,721

Total liabilities	169,028	163,445

Net assets	94,108	98,387

Equity
BP shareholders’ equity	92,726	97,216
Non-controlling interests	1,382	1,171

Total equity	94,108	98,387

Financial statements (continued)

Condensed group cash flow statement

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Operating activities
(8,612)	(3,376)	Profit (loss) before taxation	(4,241)	(6,336)
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
4,571	3,897	Depreciation, depletion and amortization and exploration expenditure written off	7,788	8,499
153	(27)	Impairment and (gain) loss on sale of businesses and fixed assets	(352)	212
(654)	(485)	Earnings from equity-accounted entities, less dividends received	(509)	(930)
13	113	Net charge for interest and other finance expense less net interest paid	281	142
255	204	Share-based payments	463	17
(30)	(56)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(24)	(87)
10,700	4,565	Net charge for provisions, less payments	5,300	11,088
492	(863)	Movements in inventories and other current and non-current assets and liabilities	(2,590)	(3,366)
(602)	(89)	Income taxes paid	(361)	(1,095)

6,286	3,883	Net cash provided by operating activities	5,755	8,144

		Investing activities
(4,529)	(4,283)	Capital expenditure	(8,664)	(9,165)
(54)	(8)	Investment in joint ventures	(12)	(123)
(218)	(196)	Investment in associates	(289)	(305)
308	153	Proceeds from disposal of fixed assets	391	961
224	291	Proceeds from disposal of businesses, net of cash disposed	1,202	1,311
45	6	Proceeds from loan repayments	52	48

(4,224)	(4,037)	Net cash used in investing activities	(7,320)	(7,273)

		Financing activities
83	2,710	Proceeds from long-term financing	5,448	7,871
(542)	(1,318)	Repayments of long-term financing	(4,877)	(2,849)
(13)	300	Net increase (decrease) in short-term debt	188	712
—	368	Net increase (decrease) in non-controlling interests	438	—
(1,691)	(1,169)	Dividends paid – BP shareholders	(2,268)	(3,400)
(30)	(43)	– non-controlling interests	(52)	(42)

(2,193)	848	Net cash provided by (used in) financing activities	(1,123)	2,292

286	(226)	Currency translation differences relating to cash and cash equivalents	(184)	(337)

155	468	Increase (decrease) in cash and cash equivalents	(2,872)	2,826

32,434	23,049	Cash and cash equivalents at beginning of period	26,389	29,763
32,589	23,517	Cash and cash equivalents at end of period	23,517	32,589

Financial statements (continued)

Notes

1.	Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2015 included in the BP Annual Report and Form 20-F 2015.

The directors have made an assessment of the group’s ability to continue as a going concern and consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2016, which do not differ significantly from those used in BP Annual Report and Form 20-F 2015.

In BP Annual Report and Form 20-F 2015 we disclosed a significant estimate or judgement relating to provisions arising from the Gulf of Mexico oil spill in 2010. At that time, no reliable estimate could be made of any business economic loss (BEL) claims under the Plaintiffs’ Steering Committee (PSC) settlement that were not yet processed or processed but not yet paid, except where an eligibility notice had been issued and was not subject to appeal by BP within the Deepwater Horizon Court Supervised Settlement Program claims facility (DHCSSP). A reliable estimate could also not be made in relation to securities-related litigation and other litigation, including economic loss and property damage claims from parties excluded from and/or who opted out of the PSC settlement. No amounts were provided for these items and they were disclosed as contingent liabilities.

As a result of developments during the second quarter of 2016 sufficient information now exists in order to make a reliable estimate of the amounts that BP will pay relating to all outstanding BEL claims under the DHCSSP, securities class actions and economic loss and property damage claims from parties who were excluded from and/or opted out of the PSC settlement. Liabilities have therefore been recognized in the financial statements for these items. See Note 2 for further information.

2.	Gulf of Mexico oil spill

(a) Overview

The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2015 – Financial statements – Note 2 and Legal proceedings on page 237 and on page 38 of this report.

Following significant progress in resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill, a reliable estimate has now been determined for all remaining material liabilities arising from the incident, and an additional charge has been recorded this quarter.

The group income statement includes a pre-tax charge of $5,229 million for the second quarter and $6,146 million for the first half 2016 in relation to the Gulf of Mexico oil spill. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $61,597 million. It is now possible to reliably estimate the cost of resolving all outstanding business economic loss claims under the Plaintiffs’ Steering Committee (PSC) settlement and the cost of resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. The second-quarter increase in provisions of $4,935 million is primarily attributable to the recognition of additional provisions for these claims. The remainder of the income statement charge for the second quarter relates predominantly to the cost of the securities claims settlement with the certified class of post-explosion ADS purchasers, which was agreed in June 2016 and recognized in Other payables, and finance costs relating to the unwinding of discounting effects. The charge for the half year also includes charges recorded in the first quarter for increases in provisions for certain business economic loss claims under the PSC settlement and the settlement of certain civil claims outside of the PSC settlement and additional finance costs.

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill (continued)

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Income statement
10,747	5,106	Production and manufacturing expenses	5,900	11,070

(10,747)	(5,106)	Profit (loss) before interest and taxation	(5,900)	(11,070)
8	123	Finance costs	246	17

(10,755)	(5,229)	Profit (loss) before taxation	(6,146)	(11,087)
3,601	2,533	Taxation	2,784	3,713

(7,154)	(2,696)	Profit (loss) for the period	(3,362)	(7,374)

Further to recording a charge for all remaining material liabilities relating to the Gulf of Mexico oil spill, the overall tax position was reviewed and the tax credit for the quarter reflects tax on the charge taken and other positive tax adjustments.

	30 June	31 December
$ million	2016	2015
Balance sheet
Current assets
Trade and other receivables	359	686
Prepayments	5	—
Current liabilities
Trade and other payables	(2,813)	(693)
Accruals	—	(40)
Provisions	(3,427)	(3,076)

Net current assets (liabilities)	(5,876)	(3,123)

Non-current assets
Deferred tax assets	7,771	—
Non-current liabilities
Other payables	(13,268)	(2,057)
Accruals	—	(186)
Provisions	(3,063)	(13,431)
Deferred tax	—	5,200

Net non-current assets (liabilities)	(8,560)	(10,474)

Net assets (liabilities)	(14,436)	(13,597)

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill (continued)

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Cash flow statement - Operating activities
(10,755)	(5,229)	Profit (loss) before taxation	(6,146)	(11,087)
		Adjustments to reconcile profit (loss) before
		taxation to net cash provided by
		operating activities
8	123	Net charge for interest and other finance expense, less net interest paid	246	17
10,607	4,466	Net charge for provisions, less payments	5,223	10,834
34	(971)	Movements in inventories and other current and non-current assets and liabilities	(2,059)	(561)

(106)	(1,611)	Pre-tax cash flows	(2,736)	(797)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $1,398 million and an outflow of $2,523 million in the second quarter and first half of 2016 respectively. For the same periods in 2015, the amounts were an outflow of $106 million and an outflow of $797 million respectively.

Trust fund

During the first half of 2016, the remaining cash in the Deepwater Horizon Oil Spill Trust (the Trust) was exhausted and BP commenced paying claims and other costs previously funded from the Trust. For certain costs, these payments are made by BP into a qualified settlement fund, the fund then distributes the amounts to the claimant; $860 million was paid into a qualified settlement fund during the second quarter ($1,399 million during the first half).

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill (continued)

(b) Provisions and contingent liabilities

Provisions

BP had recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, litigation and claims, and Clean Water Act penalties. Movements in the second quarter, all of which relate to litigation and claims provisions, are presented in the table below.

$ million		Total
At 1 April 2016		2,869
Net increase (decrease) in provision		4,935
Utilization	– paid by BP	(469)
	– paid by settlement fund or Trust	(845)

At 30 June 2016		6,490

Of which	– current	3,427
	– non-current	3,063

Movements in each class of provision during the first half are presented in the table below.

$ million		Environmental	Litigation and claims	Clean Water Act penalties	Total
At 1 January 2016		5,919	6,459	4,129	16,507
Net increase (decrease) in provision		—	5,715	—	5,715
Unwinding of discount		52	25	38	115
Reclassified to Other payables		(5,970)	(3,741)	(4,167)	(13,878)
Utilization	– paid by BP	(1)	(491)	—	(492)
	– paid by settlement fund or
	Trust	—	(1,477)	—	(1,477)

At 30 June 2016		—	6,490	—	6,490

Environmental

The environmental provisions relating to natural resource damage costs and the early restoration framework agreement were reclassified to Other payables during the first quarter following approval by the Court in April 2016 of the Consent Decree between the United States, the Gulf states and BP. Remaining amounts related to early restoration were paid during the second quarter.

Litigation and claims

The litigation and claims provision includes amounts for the future cost of resolving claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources. Claims administration costs and legal costs have also been provided for.

At 31 December 2015, the litigation and claims provision included amounts provided under the state claims settlement agreement with the Gulf states in relation to state claims that had not yet been paid. These amounts were reclassified to Other payables during the first quarter and are payable over 18 years; $0.9 billion was paid in July 2016.

Litigation and claims – PSC settlement

BP has provided for its best estimate of the cost associated with the 2012 PSC settlement.

Prior to the second quarter of 2016, no reliable estimate could be made of any business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice had been issued and was not subject to appeal by BP within the DHCSSP.

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill (continued)

The DHCSSP continues to process business economic loss claims and, for certain lower-value claims, simplified processing procedures have been implemented by the DHCSSP. In recent quarters the pace of processing claims has accelerated and, by the end of the second quarter, over three quarters of the total claims had been determined. Furthermore, the number of claims that had been processed using specialized frameworks for particular industry groups, that include the application of the revised policy for matching revenue and expenses, had increased significantly. Additional insight has also been obtained into the population of undetermined claims, including the industry groupings they fall within, which enhances BP’s understanding of the claims yet to be determined. The combination of these factors provides sufficient information to reliably estimate the liability for the remaining business economic loss claims. Accordingly, a provision has been established for these items as at 30 June 2016. Amounts to settle these claims are expected to be paid by 2019.

The provision has been determined based upon an expected value of the remaining business economic loss claims. Claims are determined by the DHCSSP in accordance with the PSC settlement agreement. The amounts ultimately payable may differ from the amount provided.

Litigation and claims – Other claims

During the second quarter, significant progress was also made in resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. On 14 July 2016 the federal district court issued an order, details of which are described in Legal proceedings on page 38. Following this court order, the vast majority of these claims have now been either resolved or dismissed. Therefore, an estimate of the cost of the remaining claims, most of which is expected to be paid by the end of 2016, is also recognized in provisions.

Clean Water Act penalties

The provision previously recognized for penalties under Section 311 of the Clean Water Act, as determined by the civil settlement with the United States, was reclassified to Other payables during the first quarter following approval by the Court of the Consent Decree. The amount is payable in instalments over 15 years, commencing April 2017. The unpaid balance of this penalty accrues interest at a fixed rate.

Further information on provisions is provided in BP Annual Report and Form 20-F 2015 – Financial statements – Note 2.

Contingent liabilities

Any further outstanding Deepwater Horizon related claims are not expected to have a material impact on the group’s financial performance.

3.	Non-current assets held for sale

On 15 January 2016 BP and Rosneft announced that they had signed definitive agreements to dissolve the German refining joint operation Ruhr Oel GmbH (ROG). The restructuring, which is expected to be completed in 2016, will result in Rosneft taking ownership of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries. In exchange, BP will take sole ownership of the Gelsenkirchen refinery and the solvent production facility DHC Solvent Chemie. Assets and associated liabilities relating to BP’s share of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries are classified as held for sale in the group balance sheet.

On 10 June 2016 BP and Det norske oljeselskap announced the creation of Aker BP ASA, an independent oil and gas company. Under the terms of the proposed transaction, which is expected to be completed in 2016, the BP Norge AS and Det norske businesses will combine and be renamed Aker BP ASA. The transaction will result in Aker BP ASA being owned by current Det norske shareholder Aker (40%), other Det norske shareholders (30%) and BP (30%). Assets and associated liabilities relating to BP Norge AS are classified as held for sale in the group balance sheet at 30 June 2016.

Financial statements (continued)

Notes

4.	Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
228	(109)	Upstream	(1,314)	600
1,628	1,405	Downstream	3,285	3,711
510	246	Rosneft	312	693
(11,202)	(5,525)	Other businesses and corporate(a)	(6,599)	(11,833)

(8,836)	(3,983)		(4,316)	(6,829)
(39)	(121)	Consolidation adjustment – UPII*	(81)	(168)

(8,875)	(4,104)	RC profit (loss) before interest and tax*	(4,397)	(6,997)
		Inventory holding gains (losses)*
(3)	85	Upstream	54	15
606	1,058	Downstream	961	1,306
24	45	Rosneft (net of tax)	41	62

(8,248)	(2,916)	Profit (loss) before interest and tax	(3,341)	(5,614)
289	414	Finance costs	808	570
75	46	Net finance expense relating to pensions and other post-retirement benefits	92	152

(8,612)	(3,376)	Profit (loss) before taxation	(4,241)	(6,336)

		RC profit (loss) before interest and tax
(10,641)	(5,394)	US	(6,650)	(11,138)
1,766	1,290	Non-US	2,253	4,141

(8,875)	(4,104)		(4,397)	(6,997)

(a)	Includes costs related to the Gulf of Mexico oil spill. See Note 2 for further information.

5.	Sales and other operating revenues

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		By segment
11,036	8,176	Upstream	15,607	22,666
56,737	42,809	Downstream	77,361	106,185
512	422	Other businesses and corporate	818	940

68,285	51,407		93,786	129,791

		Less: sales and other operating revenues between segments
5,590	4,301	Upstream	7,934	11,153
402	475	Downstream	593	578
242	189	Other businesses and corporate	305	490

6,234	4,965		8,832	12,221

		Third party sales and other operating revenues
5,446	3,875	Upstream	7,673	11,513
56,335	42,334	Downstream	76,768	105,607
270	233	Other businesses and corporate	513	450

62,051	46,442	Total sales and other operating revenues	84,954	117,570

		By geographical area
21,824	17,701	US	31,277	40,665
44,535	32,482	Non-US	59,628	84,546

66,359	50,183		90,905	125,211
4,308	3,741	Less: sales and other operating revenues between areas	5,951	7,641

62,051	46,442		84,954	117,570

Financial statements (continued)

Notes

6.	Production and similar taxes

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
33	67	US	85	67
140	191	Non-US	187	468

173	258		272	535

7.	Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Results for the period
(5,823)	(1,419)	Profit (loss) for the period attributable to BP shareholders	(2,002)	(3,221)
1	1	Less: preference dividend	1	1

(5,824)	(1,420)	Profit (loss) attributable to BP ordinary shareholders	(2,003)	(3,222)

		Number of shares (thousand)(a)(b)

18,299,877	18,685,199	Basic weighted average number of shares outstanding	18,577,135	18,287,176
3,049,979	3,114,200	ADS equivalent	3,096,189	3,047,862

18,299,877	18,685,199	Weighted average number of shares outstanding used to calculate diluted earnings per share	18,577,135	18,287,176
3,049,979	3,114,200	ADS equivalent	3,096,189	3,047,862

18,318,924	18,777,156	Shares in issue at period-end	18,777,156	18,318,924
3,053,154	3,129,526	ADS equivalent	3,129,526	3,053,154

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)	If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

8.	Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 16 September 2016 to shareholders and American Depositary Share (ADS) holders on the register on 5 August 2016. The corresponding amount in sterling is due to be announced on 6 September 2016, calculated based on the average of the market exchange rates for the four dealing days commencing on 31 August 2016. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the second-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Financial statements (continued)

Notes

8.	Dividends (continued)

Second quarter 2015	Second quarter 2016		First half 2016	First half 2015
		Dividends paid per ordinary share
10.000	10.000	cents	20.000	20.000
6.530	6.917	pence	13.929	13.200
60.00	60.00	Dividends paid per ADS (cents)	120.00	120.00

		Scrip dividends
18.9	134.4	Number of shares issued (millions)	288.8	34.6
134	695	Value of shares issued ($ million)	1,434	243

9. Net debt*

Net debt ratio*

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
57,104	55,727	Gross debt	55,727	57,104
315	(1,279)	Fair value (asset) liability of hedges related to finance debt(a)	(1,279)	315

57,419	54,448		54,448	57,419
32,589	23,517	Less: cash and cash equivalents	23,517	32,589

24,830	30,931	Net debt	30,931	24,830

107,351	94,108	Equity	94,108	107,351
18.8%	24.7%	Net debt ratio	24.7%	18.8%

Analysis of changes in net debt

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Opening balance
57,731	54,012	Finance debt	53,168	52,854
(174)	(967)	Fair value (asset) liability of hedges related to finance debt(a)	379	(445)
32,434	23,049	Less: cash and cash equivalents	26,389	29,763

25,123	29,996	Opening net debt	27,158	22,646

		Closing balance
57,104	55,727	Finance debt	55,727	57,104
315	(1,279)	Fair value (asset) liability of hedges related to finance debt(a)	(1,279)	315
32,589	23,517	Less: cash and cash equivalents	23,517	32,589

24,830	30,931	Closing net debt	30,931	24,830

293	(935)	Decrease (increase) in net debt	(3,773)	(2,184)

(131)	694	Movement in cash and cash equivalents (excluding exchange adjustments)	(2,688)	3,163
472	(1,692)	Net cash outflow (inflow) from financing (excluding share capital and dividends)	(759)	(5,734)
(1)	36	Other movements	395	10

340	(962)	Movement in net debt before exchange effects	(3,052)	(2,561)
(47)	27	Exchange adjustments	(721)	377

293	(935)	Decrease (increase) in net debt	(3,773)	(2,184)

(a)	Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,440 million (second quarter 2015 liability of $1,357 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

Financial statements (continued)

Notes

10.	Inventory valuation

A provision of $689 million was held at 30 June 2016 ($590 million at 30 June 2015) to write inventories down to their net realizable value. The net movement charged to the income statement during the second quarter 2016 was $12 million (second quarter 2015 was a credit of $210 million).

11.	Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 25 July 2016, is unaudited and does not constitute statutory financial statements.

12.	Condensed consolidating information on certain US subsidiaries

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100%-owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Non-current assets for BP p.l.c. includes investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity-accounted income of subsidiaries is the group’s share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries. The financial information presented in the following tables for BP Exploration (Alaska) Inc. incorporates subsidiaries of BP Exploration (Alaska) Inc. using the equity method of accounting and excludes the BP group’s midstream operations in Alaska that are reported through different legal entities and that are included within the ‘other subsidiaries’ column in these tables. BP p.l.c. also fully and unconditionally guarantees securities issued by BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

Financial statements (continued)

Notes

12.	Condensed consolidating information on certain US subsidiaries (continued)

	Issuer	Guarantor
Income statement $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group
First half 2016
Sales and other operating revenues	1,215	—	84,950	(1,211)	84,954
Earnings from joint ventures – after interest and tax	—	—	303	—	303
Earnings from associates – after interest and tax	—	—	522	—	522
Equity-accounted income of subsidiaries – after interest and tax	—	(1,725)	—	1,725	—
Interest and other income	40	142	348	(284)	246
Gains on sale of businesses and fixed assets	—	—	417	—	417

Total revenues and other income	1,255	(1,583)	86,540	230	86,442
Purchases	324	—	60,242	(1,211)	59,355
Production and manufacturing expenses	659	—	16,306	—	16,965
Production and similar taxes	67	—	205	—	272
Depreciation, depletion and amortization	310	—	7,057	—	7,367
Impairment and losses on sale of businesses and fixed assets	—	—	65	—	65
Exploration expense	—	—	604	—	604
Distribution and administration expenses	(6)	459	4,725	(23)	5,155

Profit (loss) before interest and taxation	(99)	(2,042)	(2,664)	1,464	(3,341)
Finance costs	42	69	958	(261)	808
Net finance (income) expense relating to pensions and other post-retirement benefits	—	(43)	135	—	92

Profit (loss) before taxation	(141)	(2,068)	(3,757)	1,725	(4,241)
Taxation	(70)	(66)	(2,157)	—	(2,293)

Profit (loss) for the period	(71)	(2,002)	(1,600)	1,725	(1,948)

Attributable to
BP shareholders	(71)	(2,002)	(1,654)	1,725	(2,002)
Non-controlling interests	—	—	54	—	54

	(71)	(2,002)	(1,600)	1,725	(1,948)

	Issuer	Guarantor
Statement of comprehensive income $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group
First half 2016
Profit (loss) for the period	(71)	(2,002)	(1,600)	1,725	(1,948)
Other comprehensive income	—	(1,102)	144	—	(958)
Equity-accounted other comprehensive income of subsidiaries	—	149	—	(149)	—

Total comprehensive income	(71)	(2,955)	(1,456)	1,576	(2,906)

Attributable to
BP shareholders	(71)	(2,955)	(1,505)	1,576	(2,955)
Non-controlling interests	—	—	49	—	49

	(71)	(2,955)	(1,456)	1,576	(2,906)

Financial statements (continued)

Notes

12.	Condensed consolidating information on certain US subsidiaries (continued)

	Issuer	Guarantor
Income statement $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group
First half 2015
Sales and other operating revenues	1,918	—	114,832	(1,908)	114,842
Earnings from joint ventures – after interest and tax	—	—	260	—	260
Earnings from associates – after interest and tax	—	—	1,032	—	1,032
Equity-accounted income of subsidiaries – after interest and tax	—	(2,645)	—	2,645	—
Interest and other income	11	59	345	(100)	315
Gains on sale of businesses and fixed assets	—	—	271	—	271

Total revenues and other income	1,929	(2,586)	116,740	637	116,720
Purchases	800	—	83,792	(1,908)	82,684
Production and manufacturing expenses	670	—	23,515	—	24,185
Production and similar taxes	28	—	507	—	535
Depreciation, depletion and amortization	219	—	7,382	—	7,601
Impairment and losses on sale of businesses and fixed assets	12	—	471	—	483
Exploration expense	—	—	1,074	—	1,074
Distribution and administration expenses	28	632	5,137	(25)	5,772

Profit (loss) before interest and taxation	172	(3,218)	(5,138)	2,570	(5,614)
Finance costs	16	21	608	(75)	570
Net finance (income) expense relating to pensions and other post-retirement benefits	—	10	142	—	152

Profit (loss) before taxation	156	(3,249)	(5,888)	2,645	(6,336)
Taxation	28	(28)	(3,204)	—	(3,204)

Profit (loss) for the period	128	(3,221)	(2,684)	2,645	(3,132)

Attributable to
BP shareholders	128	(3,221)	(2,773)	2,645	(3,221)
Non-controlling interests	—	—	89	—	89

	128	(3,221)	(2,684)	2,645	(3,132)

	Issuer	Guarantor
Statement of comprehensive income $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group
First half 2015
Profit (loss) for the period	128	(3,221)	(2,684)	2,645	(3,132)
Other comprehensive income	—	1,216	(228)	—	988
Equity-accounted other comprehensive income of subsidiaries	—	(214)	—	214	—

Total comprehensive income	128	(2,219)	(2,912)	2,859	(2,144)

Attributable to
BP shareholders	128	(2,219)	(2,987)	2,859	(2,219)
Non-controlling interests	—	—	75	—	75

	128	(2,219)	(2,912)	2,859	(2,144)

Notes

12.	Condensed consolidating information on certain US subsidiaries (continued)

	Issuer	Guarantor
Balance sheet $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations And reclassifications	BP group
At 30 June 2016
Non-current assets
Property, plant and equipment	8,287	—	117,659	—	125,946
Goodwill	—	—	11,288	—	11,288
Intangible assets	565	—	17,879	—	18,444
Investments in joint ventures	—	—	8,324	—	8,324
Investments in associates	—	2	11,219	—	11,221
Other investments	—	—	1,002	—	1,002
Subsidiaries – equity-accounted basis	—	154,018	—	(154,018)	—

Fixed assets	8,852	154,020	167,371	(154,018)	176,225
Loans	3	—	34,921	(34,424)	500
Trade and other receivables	—	—	2,193	—	2,193
Derivative financial instruments	—	—	5,286	—	5,286
Prepayments	2	—	1,018	—	1,020
Deferred tax assets	—	—	4,573	—	4,573
Defined benefit pension plan surpluses	—	701	73	—	774

	8,857	154,721	215,435	(188,442)	190,571

Current assets
Loans	—	—	242	—	242
Inventories	363	—	16,035	—	16,398
Trade and other receivables	9,322	1,158	24,324	(12,132)	22,672
Derivative financial instruments	—	—	2,934	—	2,934
Prepayments	70	—	1,871	—	1,941
Current tax receivable	—	—	374	—	374
Other investments	—	—	107	—	107
Cash and cash equivalents	—	—	23,517	—	23,517

	9,755	1,158	69,404	(12,132)	68,185

Assets classified as held for sale	—	—	4,380	—	4,380

	9,755	1,158	73,784	(12,132)	72,565

Total assets	18,612	155,879	289,219	(200,574)	263,136

Current liabilities
Trade and other payables	847	1,599	46,247	(12,132)	36,561
Derivative financial instruments	—	—	2,139	—	2,139
Accruals	117	120	4,681	—	4,918
Finance debt	—	—	5,120	—	5,120
Current tax payable	35	—	1,275	—	1,310
Provisions	1	—	5,636	—	5,637

	1,000	1,719	65,098	(12,132)	55,685

Liabilities directly associated with assets classified as held for sale	—	—	2,525	—	2,525

	1,000	1,719	67,623	(12,132)	58,210

Non-current liabilities
Other payables	10	34,412	13,872	(34,424)	13,870
Derivative financial instruments	—	—	4,268	—	4,268
Accruals	—	29	473	—	502
Finance debt	—	—	50,607	—	50,607
Deferred tax liabilities	1,225	238	6,334	—	7,797
Provisions	2,242	—	21,451	—	23,693
Defined benefit pension plan and other post-retirement benefit plan deficits	—	214	9,867	—	10,081

	3,477	34,893	106,872	(34,424)	110,818

Total liabilities	4,477	36,612	174,495	(46,556)	169,028

Net assets	14,135	119,267	114,724	(154,018)	94,108

Equity
BP shareholders’ equity	14,135	119,267	113,342	(154,018)	92,726
Non-controlling interests	—	—	1,382	—	1,382

	14,135	119,267	114,724	(154,018)	94,108

Notes

12.	Condensed consolidating information on certain US subsidiaries (continued)

	Issuer	Guarantor
Balance sheet $ million	BP Exploration (Alaska) Inc.(a)	BP p.l.c.	Other subsidiaries(a)	Eliminations and reclassifications	BP group
At 31 December 2015
Non-current assets
Property, plant and equipment	8,345	—	121,413	—	129,758
Goodwill	—	—	11,627	—	11,627
Intangible assets	539	—	18,121	—	18,660
Investments in joint ventures	—	—	8,412	—	8,412
Investments in associates	—	2	9,420	—	9,422
Other investments	—	—	1,002	—	1,002
Subsidiaries – equity-accounted basis	—	128,234	—	(128,234)	—

Fixed assets	8,884	128,236	169,995	(128,234)	178,881
Loans	3	—	7,245	(6,719)	529
Trade and other receivables	—	—	2,216	—	2,216
Derivative financial instruments	—	—	4,409	—	4,409
Prepayments	4	—	999	—	1,003
Deferred tax assets	—	—	1,545	—	1,545
Defined benefit pension plan surpluses	—	2,516	131	—	2,647

	8,891	130,752	186,540	(134,953)	191,230

Current assets
Loans	—	—	272	—	272
Inventories	246	—	13,896	—	14,142
Trade and other receivables	9,718	1,062	22,393	(10,850)	22,323
Derivative financial instruments	—	—	4,242	—	4,242
Prepayments	7	—	1,831	—	1,838
Current tax receivable	—	—	599	—	599
Other investments	—	—	219	—	219
Cash and cash equivalents	—	—	26,389	—	26,389

	9,971	1,062	69,841	(10,850)	70,024

Assets classified as held for sale	—	—	578	—	578

	9,971	1,062	70,419	(10,850)	70,602

Total assets	18,862	131,814	256,959	(145,803)	261,832

Current liabilities
Trade and other payables	961	127	41,711	(10,850)	31,949
Derivative financial instruments	—	—	3,239	—	3,239
Accruals	116	81	6,064	—	6,261
Finance debt	—	—	6,944	—	6,944
Current tax payable	(21)	4	1,097	—	1,080
Provisions	1	—	5,153	—	5,154

	1,057	212	64,208	(10,850)	54,627

Liabilities directly associated with assets classified as held for sale	—	—	97	—	97

	1,057	212	64,305	(10,850)	54,724

Non-current liabilities
Other payables	8	6,708	2,913	(6,719)	2,910
Derivative financial instruments	—	—	4,283	—	4,283
Accruals	—	33	857	—	890
Finance debt	—	—	46,224	—	46,224
Deferred tax liabilities	1,255	877	7,467	—	9,599
Provisions	2,326	—	33,634	—	35,960
Defined benefit pension plan and other post-retirement benefit plan deficits	—	227	8,628	—	8,855

	3,589	7,845	104,006	(6,719)	108,721

Total liabilities	4,646	8,057	168,311	(17,569)	163,445

Net assets	14,216	123,757	88,648	(128,234)	98,387

Equity
BP shareholders’ equity	14,216	123,757	87,477	(128,234)	97,216
Non-controlling interests	—	—	1,171	—	1,171

	14,216	123,757	88,648	(128,234)	98,387

(a)	Minor amendments have been made to previously reported amounts.

Notes

12.	Condensed consolidating information on certain US subsidiaries (continued)

	Issuer	Guarantor
Cash flow statement $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	BP group
First half 2016
Net cash provided by operating activities	453	2,268	3,034	5,755
Net cash used in investing activities	(453)	—	(6,867)	(7,320)
Net cash provided by (used in) financing activities	—	(2,268)	1,145	(1,123)
Currency translation differences relating to cash and cash equivalents	—	—	(184)	(184)

Increase (decrease) in cash and cash equivalents	—	—	(2,872)	(2,872)
Cash and cash equivalents at beginning of period	—	—	26,389	26,389
Cash and cash equivalents at end of period	—	—	23,517	23,517

	Issuer	Guarantor
Cash flow statement $ million	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	BP group
First half 2015
Net cash provided by operating activities	455	3,373	4,316	8,144
Net cash used in investing activities	(455)	—	(6,818)	(7,273)
Net cash provided by (used in) financing activities	—	(3,400)	5,692	2,292
Currency translation differences relating to cash and cash equivalents	—	—	(337)	(337)

Increase (decrease) in cash and cash equivalents	—	(27)	2,853	2,826
Cash and cash equivalents at beginning of period	—	31	29,732	29,763

Cash and cash equivalents at end of period	—	4	32,585	32,589

Additional information

Capital expenditure on an accruals basis*(a)

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Capital expenditure on an accruals basis
4,492	3,919	Organic capital expenditure*	7,863	8,929
159	276	Inorganic capital expenditure*	276	159

4,651	4,195		8,139	9,088

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Organic capital expenditure by segment
		Upstream
991	754	US	1,814	2,098
2,962	2,699	Non-US	5,282	5,858

3,953	3,453		7,096	7,956

		Downstream
190	191	US	301	335
290	237	Non-US	392	489

480	428		693	824

		Other businesses and corporate
6	12	US	13	22
53	26	Non-US	61	127

59	38		74	149

4,492	3,919		7,863	8,929

		Organic capital expenditure by geographical area
1,187	957	US	2,128	2,455
3,305	2,962	Non-US	5,735	6,474

4,492	3,919		7,863	8,929

(a)	The definitions of Capital expenditure on an accruals basis and Inorganic capital expenditure have been revised to exclude asset exchanges as they are non-cash transactions. Previously reported amounts have been amended with no significant impact on the comparative periods shown. Previously reported amounts for Organic capital expenditure are unchanged.

Reconciliation of additions to non-current assets to capital expenditure on an accruals basis

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
5,297	3,993	Additions to non-current assets(a)	7,928	9,566
9	12	Additions to other investments	18	11
1	—	Element of business combinations not related to non-current assets	—	17
(649)	190	(Additions to) reductions in decommissioning asset	244	(471)
(7)	—	Asset exchanges	(51)	(35)

4,651	4,195	Capital expenditure on an accruals basis	8,139	9,088

(a)	Includes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

Additional information (continued)

Non-operating items*

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Upstream
(194)	—	Impairment and gain (loss) on sale of businesses and fixed assets	4	(307)
—	—	Environmental and other provisions	—	11
(67)	(3)	Restructuring, integration and rationalization costs	(266)	(248)
21	28	Fair value gain (loss) on embedded derivatives	41	62
4	(18)	Other(a)	(127)	4

(236)	7		(348)	(478)

		Downstream
68	23	Impairment and gain (loss) on sale of businesses and fixed assets	344	134
(7)	(3)	Environmental and other provisions	(3)	(7)
(182)	(54)	Restructuring, integration and rationalization costs	(89)	(210)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(1)	(3)	Other	(3)	(2)

(122)	(37)		249	(85)

		Rosneft
		Impairment and gain (loss) on sale of businesses and
—	—	fixed assets	—	—
—	—	Environmental and other provisions	—	—
—	—	Restructuring, integration and rationalization costs	—	—
—	—	Fair value gain (loss) on embedded derivatives	—	—
—	—	Other	—	—

—	—		—	—

		Other businesses and corporate
(27)	4	Impairment and gain (loss) on sale of businesses and fixed assets	4	(39)
(4)	(35)	Environmental and other provisions	(35)	(4)
(23)	(11)	Restructuring, integration and rationalization costs	(59)	(29)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(10,747)	(5,106)	Gulf of Mexico oil spill(b)	(5,900)	(11,070)
—	(1)	Other	(55)	—

(10,801)	(5,149)		(6,045)	(11,142)

(11,159)	(5,179)	Total before interest and taxation	(6,144)	(11,705)
(8)	(123)	Finance costs(b)	(246)	(17)

(11,167)	(5,302)	Total before taxation	(6,390)	(11,722)
3,681	2,483	Taxation credit (charge)	2,793	3,823

(7,486)	(2,819)	Total after taxation for period	(3,597)	(7,899)

(a)	First half 2016 principally relates to BP’s share of impairment losses recognized by equity-accounted entities.
(b)	See Note 2 for further details regarding costs relating to the Gulf of Mexico oil spill.

Additional information (continued)

Non-GAAP information on fair value accounting effects

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Favourable (unfavourable) impact relative to management’s measure of performance
(30)	(145)	Upstream	(248)	(20)
(117)	(71)	Downstream	(290)	(229)

(147)	(216)		(538)	(249)
54	68	Taxation credit (charge)	151	95

(93)	(148)		(387)	(154)

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading is recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period, the fair values of certain derivative instruments used to risk manage LNG and oil and gas contracts are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Second quarter 2015	Second quarter 2016	$ million	First half 2016	First half 2015
		Upstream
		Replacement cost profit (loss) before interest and tax
258	36	adjusted for fair value accounting effects	(1,066)	620
(30)	(145)	Impact of fair value accounting effects	(248)	(20)

228	(109)	Replacement cost profit before interest and tax	(1,314)	600

		Downstream
		Replacement cost profit before interest and tax
1,745	1,476	adjusted for fair value accounting effects	3,575	3,940
(117)	(71)	Impact of fair value accounting effects	(290)	(229)

1,628	1,405	Replacement cost profit before interest and tax	3,285	3,711

		Total group
		Profit (loss) before interest and tax adjusted for fair
(8,101)	(2,700)	value accounting effects	(2,803)	(5,365)
(147)	(216)	Impact of fair value accounting effects	(538)	(249)

(8,248)	(2,916)	Profit (loss) before interest and tax	(3,341)	(5,614)

Additional information (continued)

Realizations and marker prices

Second quarter 2015	Second quarter 2016		First half 2016	First half 2015
		Average realizations(a)
		Liquids* ($/bbl)
50.97	34.89	US	31.82	48.53
57.42	43.62	Europe	37.46	55.25
60.78	55.10	Rest of World	35.97	52.63
56.69	44.99	BP Average	34.63	51.49

		Natural gas ($/mcf)
2.15	1.53	US	1.55	2.27
9.16	4.64	Europe	4.46	8.27
4.05	3.10	Rest of World	3.21	4.57
3.80	2.66	BP Average	2.75	4.12

		Total hydrocarbons* ($/boe)
34.93	24.00	US	22.38	34.04
56.35	39.25	Europe	34.28	53.28
39.93	33.90	Rest of World	27.34	38.58
40.04	30.63	BP Average	26.24	38.47

		Average oil marker prices ($/bbl)
61.88	45.59	Brent	39.81	57.84
57.85	45.53	West Texas Intermediate	39.64	53.25
49.56	33.78	Western Canadian Select	28.09	43.12
62.65	45.74	Alaska North Slope	40.00	57.39
59.57	42.08	Mars	36.25	54.44
61.21	43.37	Urals (NWE – cif)	37.56	56.83

		Average natural gas marker prices
2.65	1.95	Henry Hub gas price ($/mmBtu)(b)	2.02	2.82
44.63	31.37	UK Gas – National Balancing Point (p/therm)	30.90	46.29

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Henry Hub First of Month Index.

Exchange rates

Second quarter 2015	Second quarter 2016		First half 2016	First half 2015
1.53	1.43	$/£ average rate for the period	1.43	1.52
1.57	1.34	$/£ period-end rate	1.34	1.57
1.11	1.13	$/€ average rate for the period	1.12	1.12
1.11	1.11	$/€ period-end rate	1.11	1.11
52.68	65.86	Rouble/$ average rate for the period	70.35	57.94
55.42	63.64	Rouble/$ period-end rate	63.64	55.42

Glossary

Capital expenditure on an accruals basis is a non-GAAP measure. It comprises additions to property, plant and equipment, intangible assets and investments in joint ventures and associates, and reflects consideration payable in business combinations. It does not include additions arising from asset exchanges and certain other non-cash items.

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information and a reconciliation to GAAP information is provided on page 33.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a non-GAAP measure. It comprises consideration in business combinations and certain other significant investments made by the group. Inorganic capital expenditure is reported on an accruals basis.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Joint arrangement is an arrangement in which two or more parties have joint control.

Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Major projects have a BP net investment of at least $250 million, or are considered to be of strategic importance to BP or of a high degree of complexity.

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 7, 9 and 11, and by segment and type is shown on page 32.

Organic capital expenditure is a non-GAAP measure. It comprises capital expenditure on an accruals basis less inorganic capital expenditure. An analysis of organic capital expenditure by segment and region is shown on page 31.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Glossary (continued)

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. Management believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. See pages 32 and 33 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact.

BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss for the year attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

Principal risks and uncertainties

The principal risks and uncertainties affecting BP are described in the Risk factors section of BP Annual Report and Form 20-F 2015 (pages 53-54) and are summarized below. Other than the removal of the Gulf of Mexico oil spill Risk factor (following the announcement on 14 July 2016 of the non-operating charge to be taken associated with the oil spill), there are no material changes in those risk factors for the remaining six months of the financial year.

The risks summarized below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks

•	Prices and markets – our financial performance is subject to fluctuating prices of oil, gas, refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.

•	Access, renewal and reserves progression – our inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.

•	Major project* delivery – failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.

•	Geopolitical – we are exposed to a range of political developments and consequent changes to the operating and regulatory environment.

•	Liquidity, financial capacity and financial, including credit, exposure – failure to work within our financial framework could impact our ability to operate and result in financial loss.

•	Joint arrangements* and contractors – we may have limited control over the standards, operations and compliance of our partners, contractors and sub-contractors.

•	Digital infrastructure and cybersecurity – breach of our digital security or failure of our digital infrastructure could damage our operations and our reputation.

•	Climate change and carbon pricing – public policies could increase costs and reduce future revenue and strategic growth opportunities.

•	Competition – inability to remain efficient, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.

•	Crisis management and business continuity – potential disruption to our business and operations could occur if we do not address an incident effectively.

•	Insurance – our insurance strategy could expose the group to material uninsured losses.

Safety and operational risks

•	Process safety, personal safety, and environmental risks – we are exposed to a wide range of health, safety, security and environmental risks that could result in regulatory action, legal liability, increased costs, damage to our reputation and potentially denial of our licence to operate.

•	Drilling and production – challenging operational environments and other uncertainties can impact drilling and production activities.

•	Security – hostile acts against our staff and activities could cause harm to people and disrupt our operations.

•	Product quality – supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and potentially impact our financial performance.

Compliance and control risks

•	US government settlements – failure to comply with the terms of our settlements with legal and regulatory bodies in the US announced in November 2012 in respect of certain charges related to the Gulf of Mexico oil spill may expose us to further penalties or liabilities or could result in suspension or debarment of certain BP entities.

•	Regulation – changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new exploration opportunities.

•	Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.

•	Treasury and trading activities – ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.

•	Reporting – failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

Legal proceedings

The following discussion sets out the material developments in the group’s material legal proceedings during the half year 2016. For a full discussion of the group’s material legal proceedings, see pages 237-242 of BP Annual Report and Form 20-F 2015.

Matters relating to the Deepwater Horizon accident and oil spill (the Incident)

Consent Decree and Settlement Agreement On 2 July 2015, BP reached agreements in principle with the United States federal government and five Gulf states to settle all federal and state claims arising from the Incident. On 5 October 2015, the United States lodged a proposed Consent Decree with the federal district court in New Orleans to resolve all United States and Gulf states natural resource damage claims and all Clean Water Act penalty claims and certain other claims. At the same time, BP entered a Settlement Agreement with the Gulf states for economic, property and other losses. On 22 March 2016, the United States filed a motion with the court to enter the Consent Decree as a final settlement. On 4 April 2016, the court entered the Consent Decree and also entered a final judgment on the terms set forth in the Consent Decree, at which time the Consent Decree and Settlement Agreement became effective.

Oil Pollution Act (OPA) Test Case Proceedings Six OPA test cases were before the federal district court to address certain OPA liability questions focusing on, among other issues, whether plaintiffs’ alleged losses tied to the 2010 federal government moratoria on deepwater drilling and federal permit delays are compensable. In December 2015, BP filed a motion to dismiss plaintiffs’ claims arising from the moratoria or permit process, and plaintiffs filed a motion asking the court to prevent BP from arguing that government action and/or inaction following the oil spill is a “superseding” cause with respect to some or all of the damages that plaintiffs claim. On 10 March 2016, the court granted BP’s motion and denied the plaintiffs’ motion, ruling that BP is not, as a “Responsible Party” under OPA, liable for economic losses that resulted from the 2010 deepwater drilling moratoria. The court’s order dismissed the plaintiffs’ claims with prejudice. On 19 March 2016, the plaintiffs appealed the court’s ruling to the Fifth Circuit.

Securities Class Action Since the Incident, shareholders have sued BP and various of its current and former officers and directors asserting class securities fraud claims. On 31 May 2016, the federal district court in Houston issued a decision on the parties’ summary judgment motions in relation to the claims by the class of post-explosion ADS purchasers from 26 April 2010 to 28 May 2010. In that decision, the court denied the plaintiffs’ motion and granted in part and denied in part BP’s motion. Following that decision, on 2 June 2016, BP announced that it agreed with the plaintiffs’ representatives to settle the post-explosion class claims for the amount of $175 million, payable during 2016-2017, subject to approval by the court. The parties are preparing the final settlement agreement and other papers in support of approval for submission to the court.

Other Civil Complaints On 29 March 2016, the federal district court in New Orleans issued an order (the March Order) dismissing in its entirety the master complaint raising claims for economic loss and property damage by private plaintiffs relating to the Incident. The court ordered all private plaintiffs who filed a timely claim for economic loss or property damage and did not release those claims to file and serve on BP by 2 May 2016 a sworn statement disclosing information regarding their claims. In addition, the court required most plaintiffs who had not filed an individual complaint (defined as a complaint not joined in by other plaintiffs) against BP to file a new individual complaint by 2 May 2016. The court further ordered that plaintiffs who failed to comply with the order by 2 May 2016 (later extended by 14 days for many plaintiffs) would have their claims deemed dismissed with prejudice without further notice. On 7 June 2016, the court issued an order requiring private plaintiffs who had not complied with the March Order to show cause in writing by 28 June 2016 why their claims should not be dismissed with prejudice. The court also dismissed all joinders by plaintiffs in the master complaint for private plaintiff economic loss and property damages claims. On 14 July 2016 the federal district court issued an order listing those plaintiffs who complied with the March Order and those plaintiffs whose compliance with the March Order remains to be determined by the court. The court dismissed with prejudice any remaining claims by private plaintiffs for economic loss and property damage. Accordingly the vast majority of economic loss and property damage claims from individuals and businesses that either opted out of the 2012 settlement with the Plaintiffs’ Steering Committee and/or were excluded from that settlement have either been resolved or dismissed.

Non-US Government Lawsuits On 18 October 2012, before a Mexican Federal District Court located in Mexico City, a class action complaint was filed against BP Exploration & Production Inc., BP America Production Company and other BP subsidiaries seeking, among other things, compensatory damages for the class members who allegedly suffered economic losses, as well as an order requiring BP to remediate environmental damage resulting from the Incident, to provide funding for the preservation of the environment and to conduct environmental impact studies in the Gulf of Mexico for the next 10 years. BP has not been formally served with the action. However, after learning that the Mexican Federal District Court issued a resolution in the class action that impacted BP’s rights, BP filed a constitutional challenge in Mexico asserting that BP has never been formally served with process in the class action. This challenge remains pending.

On 3 December 2015 and 29 March 2016, Acciones Colectivas de Sinaloa filed two class actions in the Mexican Federal District Court on behalf of several Mexican States. In these class actions, plaintiffs seek an order requiring the BP defendants to repair the damage to the Gulf of Mexico, to pay penalties, and to compensate plaintiffs for damage to property, to health and for economic loss. BP has not been formally served with either class action.

Legal proceedings (continued)

CSB Investigation On 13 April 2016, the US Chemical Safety and Hazard Investigation Board (CSB) publicly released drafts of the final two volumes of its four-volume report on its investigation into the Incident. The final two volumes primarily concern the role of the regulator in the oversight of the offshore industry and organizational and cultural factors. They include proposed recommendations to the US Department of Interior’s Bureau of Safety and Environmental Enforcement, the American Petroleum Institute, the Ocean Energy Safety Institute and the Sustainability Accounting Standards Board.

Other legal proceedings

FERC and CFTC Matters The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) investigated several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel in 2008. The FERC Administrative Law Judge ruled on 13 August 2015 that BP manipulated the market by selling next-day, fixed price natural gas at Houston Ship Channel in 2008 in order to suppress the Gas Daily index and benefit its financial position. On 11 July 2016, the FERC issued an order affirming the initial decision and directing BP to pay a civil penalty of $20.2 million and to disgorge $0.2 million in unjust profits. BP intends to seek rehearing before the FERC and ultimately appeal to the US court of appeal if necessary.

CSB Matters In March 2007, the CSB issued a report on the March 2005 explosion and fire at the Texas City refinery incident. The report contained recommendations to the BP Texas City refinery and to the board of directors of BP. On 25 May 2016, the CSB closed its last open recommendation to BP. The CSB has now accepted that all of BP’s responses to its recommendations have been satisfactorily addressed.

Scharfstein v. BP West Coast Products, LLC A purported class action lawsuit was filed against BP West Coast Products, LLC in Oregon State Court under the Oregon Unlawful Trade Practices Act on behalf of customers who used a debit card at ARCO gasoline stations in Oregon during the period 1 January 2011 to 30 August 2013, alleging that ARCO’s Oregon sites failed to provide sufficient notice of the 35 cents per transaction debit card fee. After a jury trial and subsequent hearing, in 2014 the jury rendered a verdict against BP. On 31 May 2016, the court entered a judgment for the amount of $417.3 million. On 1 June 2016, BP filed a notice of appeal. No provision has been made for damages arising out of this class action.

Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, the expected quarterly dividend payment and timing of such payment; plans and expectations regarding Upstream activities in Azerbaijan, the Gulf of Mexico, Norway, the Russian Federation, Egypt, Indonesia, Kuwait and China; expectations regarding the planned restructuring of the German refining joint operation with Rosneft and the combination of BP’s and Det norske’s Norwegian businesses; expectations regarding Upstream third-quarter 2016 reported production and Downstream third-quarter 2016 turnaround activity and industry refining margins; statements regarding the estimate of the amount of dividend payable by Rosneft to BP; expectations with respect to the total amounts that will ultimately be paid by BP in relation to the Gulf of Mexico incident and the timing thereof; and certain statements regarding the legal and trial proceedings, court decisions, claims, penalties, potential investigations and civil actions by regulators, government entities and/or other entities or parties and the risks associated with such proceedings; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report and under “Risk factors” in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.

Computation of ratio of earnings to fixed charges

$ million except ratio	First half 2016
Earnings available for fixed charges:
Pre-tax loss from continuing operations before adjustment for income or loss from joint ventures and associates	(5,066)
Fixed charges	1,360
Amortization of capitalized interest	125
Distributed income of joint ventures and associates	316
Interest capitalized	(108)
Preference dividend requirements, gross of tax	(2)
Non-controlling interest of subsidiaries’ income not incurring fixed charges	(9)

Total earnings available for fixed charges	(3,384)

Fixed charges:
Interest expensed	459
Interest capitalized	108
Rental expense representative of interest	791
Preference dividend requirements, gross of tax	2

Total fixed charges	1,360

Deficiency of earnings to fixed charges	(4,744)

Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2016 in accordance with IFRS:

$ million	30 June 2016
Share capital and reserves
Capital shares (1-2)	5,121
Paid-in surplus (3)	11,575
Merger reserve (3)	27,206
Treasury shares	(18,570)
Available-for-sale investments	2
Cash flow hedge reserve	(1,089)
Foreign currency translation reserve	(6,403)
Profit and loss account	74,884

BP shareholders’ equity	92,726

Finance debt (4-6)
Due within one year	5,120
Due after more than one year	50,607

Total finance debt	55,727

Total capitalization (7)	148,453

(1)	Issued share capital as of 30 June 2016 comprised 18,783,173,523 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,614,415,223 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
(2)	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2016.
(5)	Obligations under finance leases are included within finance debt in the above table.
(6)	As of June 2016, the parent company, BP p.l.c., had outstanding guarantees totalling $53,148 million, of which $53,118 million related to guarantees in respect of liabilities of subsidiary undertakings, including $51,474 million relating to finance debt of subsidiaries. Thus 92% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 June 2016, $134 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

(7)	There has been no material change since 30 June 2016 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 26 July 2016	/s/ J Bertelsen
J BERTELSEN Deputy Secretary